Exhibit 99.1

Hamilton, Bermuda
December 5, 2025
The Board of Flex LNG Ltd (“Flex LNG” or the “Company”) (NYSE: FLNG) is pleased to announce the appointment of Mr. Marius Foss as the Chief Executive Officer of Flex LNG Management AS.
Mr. Foss currently serves as the Interim Chief Executive Officer and Chief Commercial Officer of Flex LNG Management AS. Since joining Flex LNG in 2018, Mr. Foss has been instrumental in developing and executing the commercial strategy of Flex LNG. He brings more than 35 years of shipping experience from commercial management roles from among other Frontline, Golar LNG and Avance Gas.
“On behalf of the Board, I am pleased that Marius has accepted the role as CEO of Flex LNG. His proven commercial capabilities, and leadership during his tenure as interim CEO, provide a strong foundation for the Company’s continued development,” said Mr. Ola Lorentzon, Chairman of Flex LNG.

Mr. Foss, incoming Chief Executive Officer, commented:
“I appreciate the trust and support of the Board to appoint me as CEO. I look forward to work together with the highly experienced and talented organisation to further develop Flex LNG for the future. With a modern fleet, substantial contract backlog and strong balance sheet, the Company is very well positioned to capitalise on the opportunities that lie ahead.”

For further information, please contact:
Mr. Knut Traaholt, Chief Financial Officer of Flex LNG Management AS
Telephone: +47 23 11 40 00
Email: ir@flexlng.com